FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 13, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.
(Exact name of registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release dated February 12, 2003 titled “Telecom Argentina STET-France Telecom S.A. and its Subsidiary, Telecom Personal S.A., Intend to Conduct Cash Tender Offers for a Portion of their Financial Debt Obligations.”	3

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: February 13, 2003	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

FOR IMMEDIATE RELEASE

Market Cap: Pesos 2,490 million (February 12, 2003)
Contacts: Pedro Insussarry Pablo Caride Telecom Argentina (54-11) 4968-3627/3626	Kevin Kirkeby Golin/Harris International (212) 697-9191
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. AND ITS SUBSIDIARY, TELECOM PERSONAL S.A., INTEND TO CONDUCT CASH TENDER OFFERS FOR A PORTION OF THEIR FINANCIAL DEBT OBLIGATIONS

THE COMPANIES ALSO ANNOUNCED PARTIAL INTEREST PAYMENTS ON THEIR FINANCIAL DEBT OBLIGATIONS

Buenos Aires, February 12, 2003 – Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina”) and its subsidiary Telecom Personal S.A. (“Telecom Personal” and together with Telecom Argentina, the “Companies”), announced today their intention to launch cash tender offers for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. In addition to the satisfaction of other applicable conditions, the Companies intend to proceed with the proposed transactions only after obtaining the necessary regulatory approvals for both the tender offers and the partial interest payments.

The tender offers will be open to the holders of all financial debt obligations of Telecom Argentina and Telecom Personal, including banks and bondholders. Subject to obtaining all necessary regulatory approvals, the tender offers are expected to be launched in March 2003.

Telecom Argentina and Telecom Personal intend to launch modified reverse Dutch auction tender offers for a portion of their financial debt obligations. Under the modified reverse Dutch auction process, the respective purchase prices will be determined by Telecom Argentina and Telecom Personal, as the case may be, based on offers submitted by holders of the debt obligations within a specified price range. The price range for such modified reverse Dutch auctions is expected to be 43.5% to 50% of the principal amount of the Companies’ debt obligations as of June 24, 2002, without giving effect to any accrued but unpaid interest, but will not be finally determined until the launch of the tender offers.

The purchase price will be the lowest price specified by the holders within the price range that will enable Telecom Argentina and Telecom Personal to use cash of up to the equivalent of US$260 million and US$45 million, respectively, to purchase portions of their financial debt obligations. The purchase price will be paid in the respective currency of such debt obligations. All holders whose offers are accepted will receive the same purchase price.

Publicom S.A., the directory services subsidiary of Telecom Argentina, also expects to conduct a similar tender offer for its financial indebtedness and to make partial interest payments.

The timing and launch of the tender offers are subject to obtaining the approval or authorization from the Central Bank of Argentina for both the tender offers and the partial interest payments, the Comisión Nacional de Valores (CNV), the Buenos Aires Stock Exchange and other regulatory authorities, as appropriate. Additionally, the closing of the tender offers will be subject to a number of conditions as described in the documents relating to the tender offers which will be distributed upon the launch of the tender offers.

The Companies have also announced that they will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002 and will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002. The partial interest payments will be paid on all financial debt obligations, independent of creditors' participation in the tender offers. The partial interest payments are subject to obtaining the necessary regulatory approvals for both the tender offers and the partial interest payments.

The Companies are working on the preparation of all the relevant documentation to make all necessary filings and obtain all necessary approvals and authorizations to carry out the tender offers and the partial interest payments as described above. Any further information relating to these transactions shall be published in a timely manner and through appropriate channels.

The tender offers and the partial interest payments are the first steps of the Companies’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones are acting as dealer managers for the tender offers.

This announcement and the cash tender offers which are the subject hereof will not be made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and /or cash tender offers under applicable securities laws. This announcement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of the Company or any of its affiliates since the date hereof. No indications of interest in the offers are sought by this press release.

For further information contact:

Telecom Argentina and Telecom Personal
Pedro Insussarry
Mariela Teló
Moira Colombo
5411 4968-3743
5411 4968-3627
5411 4968-3628

Morgan Stanley & Co. Incorporated
Heather Hammond
1 800 624-1808 (domestic US)
1 212 761-1893 (international callers call collect)

MBA Banco de Inversiones
Diego Steverlynck
5411 4319-5897

*******

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government's transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On September 30, 2002, Telecom had 984,380,978 shares outstanding.

*******

Disclaimer
This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

Carlos Felices
C.E.O.

*******